Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Scotiabank to Conduct Normal Course Issuer Bid to Purchase Common
     Shares

     TORONTO, May 13 /CNW/ - Scotiabank announced today that the Toronto Stock
Exchange (TSX) has accepted its notice of intention to conduct a normal course issuer bid to enable it to purchase up to 20 million Bank of Nova Scotia (BNS)
Common Shares. This represents approximately two per cent of the
986,905,231 Common Shares outstanding as of April 30, 2008.
     Scotiabank believes that the purchase of its common shares at market prices may be an appropriate use of its funds in light of the potential benefits to remaining shareholders and as a means of offsetting dilution resulting from stock option exercises.
     Purchases under the bid may commence on May 15, 2008 and will terminate on January 11, 2009, or on such earlier date as Scotiabank may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX. Purchases will be made on the open market by
Scotiabank through the facilities of the TSX in accordance with the rules and policies of the Exchange. The price that Scotiabank will pay for any such shares will be the market price of such shares on the TSX at the time of acquisition. Common Shares purchased under the bid will be cancelled.
     Scotiabank has purchased 7,680,400 of its Common Shares within the past
12 months at an average price of $51.47 per share pursuant to its normal course issuer bid commenced on January 12, 2007. The average trading volume for the six prior calendar months was 2,800,437 common shares.

     Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12.5 million customers in some
50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $449 billion in assets (as at January 31, 2008), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Luc Vanneste, Executive Vice-President and
Chief Financial Officer, (416) 933-3250; or Michael Lomas, Managing Director,
Capital and Mid-Term Funding, (416) 866-5734/
     (BNS. BNS)

CO:  Scotiabank

CNW 16:32e 13-MAY-08